Genelux Corporation

2625 Townsgate Road, Suite 230

Westlake Village, California 91361

(805) 267-9889

June 29, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Gorsky

Re:	Genelux Corporation
Registration Statement on Form S-1
Filed June 28, 2023
File No. 333-272966

Acceleration Request

Requested Date: Monday, July 3, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. Eastern Time on Monday, July 3, 2023, or as soon thereafter as is practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Terren J. O’Connor of Cooley LLP, counsel to the Registrant, at (858) 550-6100.

Genelux Corporation

By:	/s/ Thomas Zindrick, J.D.
Thomas Zindrick, J.D.
President and Chief Executive Officer

cc:	Terren J. O’Connor, Cooley LLP